June 12, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Lovarra

Registration Statement on Form S-1

Filed on May 8, 2019

File No. 333-231286

Ladies and Gentlemen:

This letter sets forth the responses of Lovarra (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of June 4, 2019.

Cover Page

1.

You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and nominal assets. Specifically, on page 16 you disclose that you have been involved primarily in organizational activities since incorporation. Please disclose on the cover page that you are a shell company and add a risk factor highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response:

As a response to the comment of the reviewing staff, the Company has revised and updated the required disclosures.

2.

Please clarify the offering period on the cover page and on page 10. You state that the shares will be offered for "a period not to exceed twelve months" but also that the offering will conclude "ninety days after the registration statement becomes effective" if all shares are not sold.

Response:

As a response to the comment of the reviewing staff, the Company has revised and updated the required disclosures.

Dilution, page 31

3.

Please revise to remove the brackets from your "historical net tangible book value" disclosures and correct all subsequent calculations in the table that were impacted by this amount.

Response:

As a response to the comment of the reviewing staff, the Company has revised updated the Dilution section.

Description of Business
Our Business, page 35

4.

You disclose that you expect to have around 1,500,000 downloads within the first year following the release of your application. Please provide the basis for the projection and explain the assumptions underlying this statement given that you have not yet created the application.

Response:

As a response to the comment of the reviewing staff, the Company has removed the disclosure.

Management's Discussion and Analysis or Plan of Operation, page 37

5.

You state that you will hire a third-party development firm to build your website within 180 days of the date of the prospectus. Please explain the $3,870 of prepaid costs that you paid for the general design of the application. Clarify whether you have entered into any agreements for the development of your application and disclose, if known, the total amount that is necessary to full develop your application.

Response:

As a response to the comment of the reviewing staff, the Company has revised updated the disclosure.

Directors, Executive Officers, Promoters and Control Persons Background of Officer(s) and Director(s), page 54

6.

Please revise the biography of the President, Vadim Rata, to disclose the time periods associated with his business experience over the past five years. Clarify whether Mr. Rata is currently working full-time for the company. Provide risk factor disclosure if Mr. Rata has other business activities that may conflict with his position with the company. Refer to Item 401(e) of Regulation S-K for guidance.

Response:

As a response to the comment of the reviewing staff, the Company has updated the biography of Mr. Rata.

Certain Relationships and Related Transactions, page 59

7.

Please disclose the total amount of loans that the company has received from the Chief Executive Officer and the terms of repayment. Further, clarify whether the $20,000 commitment from the Chief Executive Officer referenced in this section is separate from the $40,000 financial commitment from the Chief Executive Officer disclosed in other sections of the filing.

Response:

As a response to the comment of the reviewing staff, the Company has revised and updated the disclosure.

General

8.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

As a response to the comment of the reviewing staff, the Company supplementally advises the Staff that no such written communications made in reliance on Section 5(d) of the Securities Act have occurred. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.